Vaughn W. Duff, Esq.

General Counsel x2126

Via EDGAR Filing

November 14, 2007

Mr. Larry Spirgel

Assistant Director, Division of Corporate Finance

U.S. Securities and Exchange Commission

100F Street, N.E.

Washington, DC 20549

Re:

 Comment Letter, dated July 12, 2007:

Think Partnership Inc. (the “Company”)

Registration Statement on Form S-3

Amendment 2 Filed July 23, 2007

File No. 333-143299

Dear Mr. Spirgel:

This letter is the Company’s response to the telephone comments received from Ms. Krebs and Mr. Zitko and again to the above-referenced SEC comment letter, dated July 12, 2007.  Each primary paragraph number below setting forth the Company’s response corresponds to the comment number in your letter. In particular, we note that several of your comments relate to two of the selling stockholders, Magnetar Capital Master Fund, Ltd (“Magnetar”) and the Brewer entities.

General

The Company would like to clarify that the Company is seeking to register only 4,016,901 previously unregistered shares (such shares being referred to as the “New Shares”) on this registration statement. The remaining 7,246,894 shares (such shares being referred to as the “Currently Registered Shares”) the Company is also seeking to include in this registration statement are currently registered on a registration statement on Form SB-2, File Number 333-121761, which was declared effective more than one year ago on July 24, 2006 and is still currently effective (the “SB-2”).  The Currently Registered Shares are being included by the Company solely at its option and for its own convenience so that there will no longer be a need for the Company to update the SB-2 through periodic filings.

1.

Below is the specific information you requested in your comment No. 1.

Number of Issued and Outstanding Shares Held

Magnetar

Magnetar currently holds an aggregate of 5,425,078 shares of the Company’s issued and outstanding common stock, 9,139 of which were purchased in open market transactions.

Such 5,425,078 shares do not include any shares issuable upon exercise of the warrants described below because each of the warrants contain “blocker” provisions that prohibit Magnetar from exercising such warrants if following the exercise thereof Magnetar would beneficially own greater than 4.90% or 4.99%, as applicable, of the common stock of the Company.

The Brewer Entities

The seven entities affiliated with Karl Brewer (the “Brewer entities”) hold an aggregate of 5,109,010 shares of the Company’s issued and outstanding common stock, 1,109,010 of which were purchased in open market transactions.  The number of such shares held by each of the Brewer entities is detailed in the following table:

Selling Shareholder	SHARES OWNED (Issued and Outstanding)
Mac & Co(G)(4)	167,650
Calhoun & Co FFC City of Dearborn Policemen and Firemen Revised Retirement Systems(G)(5)	51,660
Calhoun & Co FFC City of Dearborn General Employees Retirement Systems(G)(6)	26,500
William Blair Small Cap Growth Fund(G)(7)	4,626,270
Booth & Co FFC Hartmarx Retirement Income Trust(G)(8)	60,790
Booth & Co FFC Rush University Medical Center Endowment Account(G)(9)	79,910
Booth & Co FFC Rush University Medical Center Pension and Retirement(G)(10)	96,230
TOTAL	5,109,010

Number of Shares that may be Issued Pursuant to Convertible Securities

Magnetar

Magnetar holds (i) two Conversion Warrants (as defined below), one of which is exercisable for 693,144 Warrant Shares (as defined below) at an exercise price of $3.05 per share and one of which is exercisable for 346,572 Warrant Shares at an exercise price of $4.00 per share and (ii) a warrant exercisable for 1,000,000 shares of common stock of the Company which was acquired in the Preferred Stock Sale (as defined below).  As explained in footnote (a) of the prospectus for the instant registration statement, because the exercise price of warrants may be adjusted pursuant to customary anti-dilution protection provisions (which is not currently the case), the Company has or is registering the resale of at least 125% of the number of shares of common stock issuable upon exercise of such warrants (the “Adjustment Effect”). Thus, the amounts stated in this paragraph are less than the amounts stated in the prospectus due to the Adjustment Effect.

These warrants are not currently exercisable because they contain “blocker” provisions that prohibit Magnetar from exercising such warrants if following the exercise thereof Magnetar would beneficially own greater than 4.90% or 4.99%, as applicable, of the common stock of the Company.

The Brewer Entities

The Brewer entities hold an aggregate number of shares that may be issued pursuant to convertible securities as follows:  (i) two Conversion Warrants (as defined below), one of which is exercisable for 503,833 Warrant Shares (as defined below) at an exercise price of $3.05 per share and one of which is exercisable for 251,918 Warrant Shares at an exercise price of $4.00 per share and (ii) a warrant exercisable for 1,600,000 shares of common stock of the Company which was acquired in the Preferred Stock Sale (as defined below).  The amounts stated in this paragraph are less than the amounts stated in the prospectus due to the Adjustment Effect.  The number of such shares held by each of the Brewer entities is detailed in the following table:

Selling Shareholder	No. Shares Preferred Stock Sale Warrant	No. Shares of $3.05 Conversion Warrant	No. Shares $4.00 Conversion Warrant
Mac & Co(G)(4)	64,400	20,280	10,140
Calhoun & Co FFC City of Dearborn Policemen and Firemen Revised Retirement Systems(G)(5)	16,800	5,291	2,646
Calhoun & Co FFC City of Dearborn General Employees Retirement Systems(G)(6)	10,600	3,338	1,669
William Blair Small Cap Growth Fund(G)(7)	1,424,000	448,409	224,205
Booth & Co FFC Hartmarx Retirement Income Trust(G)(8)	21,600	6,802	3,401
Booth & Co FFC Rush University Medical Center Endowment Account(G)(9)	28,400	8,943	4,472
Booth & Co FFC Rush University Medical Center Pension and Retirement(G)(10)	34,200	10,770	5,385
TOTAL	1,600,000	503,833	251,918

Number of Shares Registered on Prior Registration Statements

Magnetar

3,750,000 shares of common stock of the Company were registered for sale by Magnetar on the Preferred Stock Sale S-3 (as defined below).  The amounts stated in this paragraph include the Adjustment Effect.

4,200,000 shares of common stock of the Company were registered for sale by Magnetar on the SB-2.

The Company is seeking to register an aggregate of 5,499,645 shares of common stock of the Company for sale by Magnetar on the instant registration statement, which includes 3,435,000 shares previously registered on the currently effective SB-2 and 1,299,645 shares issuable from exercise of the Conversion Warrants, including the Adjustment Effect.

The Brewer Entities

6,000,000 shares of common stock of the Company were registered for sale by the Brewer entities on the Preferred Stock Sale S-3 (as defined below).  The amounts stated in this paragraph include the Adjustment Effect.  The number of such shares registered for each of the Brewer entities is detailed in the following table:

Selling Shareholder	No. Shares Registered under Preferred Stock Sale
Mac & Co(G)(4)	241,500
Calhoun & Co FFC City of Dearborn Policemen and Firemen Revised Retirement Systems(G)(5)	63,000
Calhoun & Co FFC City of Dearborn General Employees Retirement Systems(G)(6)	39,750
William Blair Small Cap Growth Fund(G)(7)	5,340,000
Booth & Co FFC Hartmarx Retirement Income Trust(G)(8)	81,000
Booth & Co FFC Rush University Medical Center Endowment Account(G)(9)	106,500
Booth & Co FFC Rush University Medical Center Pension and Retirement(G)(10)	128,250
TOTAL	6,000,000

Number of Shares Registered on Prior Registration Statements that have been Sold

Magnetar

Magnetar sold an aggregate of 765,000 shares of common stock of the Company that were registered on the SB-2. These shares were only sold by Magnetar in January and February 2007 to decrease its ownership percentage in the Company so that Magnetar could convert all of its Preferred Stock (5,000 shares) into 2,500,000 shares of common stock of the Company as requested by the Company as described further below. If Magnetar had not sold these 765,000 shares, it would have been unable to so convert its Preferred Stock into common stock as so requested by the Company because the terms of the Preferred Stock contained a “blocker” that prohibited conversions that would result in a holder thereof beneficially owning 10% or more of the Company’s common stock. The conversion was aggressively solicited by, and substantially benefited, the Company as further described below.

Magnetar also sold an aggregate of 519,061 shares of common stock of the Company that were registered on the Preferred Stock Sale S-3 from May through July 2007.

The Brewer Entities

The Brewer entities continue to hold all shares of Think Partnership Inc. that have been purchased to date. Not only have the Brewer entities not sold any shares acquired from the Company, but they have collectively purchased in open market transactions an additional 1,109,010 shares which the continue to hold.

Circumstances under which the Shares were Received

Preferred Stock Sale (April 5, 2006)

On April 5, 2006 the Company issued a total of 26,500 shares of Series A convertible preferred stock (the “Preferred Stock”) and accompanying warrants to purchase up to 5,300,000 shares of common stock (the “Preferred Stock Sale”). The preferred stock and warrants were issued in a private placement to 17 institutional investors for an aggregate cash purchase price of $26,500,000. There was no syndicate or manager for this private placement.  Magnetar and each of the Brewer entities purchased Preferred Stock. Each investor individually decided whether to invest, although certain families of investors (including the Brewer entities) each had a common investment advisor with authority to make investment decisions. The shares of common stock to be issued upon conversion of the Preferred Stock and exercise of the warrants are registered on Form S-3 file number 333-134823 which was declared effective more than a year ago on August 1, 2006 (the “Preferred Stock Sale S-3”).

Non-Issuer Sale (July 3, 2006)

On July 3, 2006, the Roberti Jacobs Family Trust (the “Trust”) and T. Benjamin Jennings (“Jennings”) sold to certain private investors an aggregate of 6,359,726 shares of the Company’s common stock (the “Non-Issuer Sale”).  Jennings and a member of the Jacobs family were former executives of the Company who resigned in May 2006. The Company had no involvement in the Trust’s or Jennings’ decision to exercise the warrants and sell the underlying shares or in negotiating or otherwise arranging or participating in such sale.  Nevertheless, the Company believed that it was in the best interests of the Company for the Trust and Jennings to sell their Company shares, and the Company agreed to help facilitate such sale by agreeing to register the subsequent resale of such shares by the purchasers thereof.  Magnetar individually decided to purchase shares in the Non-Issuer Sale.  None of the Brewer entities participated in any way.

All of such shares sold by the Trust and Jennings are Currently Registered Shares that are registered on the currently effective SB-2.

Warrant Issuance to Induce Conversion of Preferred Stock (December 28, 2006)

The Company desired that the remaining holders of Preferred Stock convert all their shares of Preferred Stock so that the Company could eliminate (i) the entire $19.1 million of Preferred Stock from the Company’s balance sheet, (ii) an estimated $5.9 million in annual preferred dividend payments and accretion in 2007 and (iii) the looming prospect of mandatory cash redemption on the second anniversary of issuance. In an effort to create an incentive for the voluntary conversion of the Preferred Stock by the holders thereof, the Company offered, and agreed, to issue additional warrants (the “Conversion Warrants”) to the converting holders, as disclosed in the instant registration statement, which were exercisable into 3,750,020 shares in the aggregate (such shares being the “Warrant Shares”), including the Adjustment Effect. As discussed above, Magnetar and each of the Brewer entities received Conversion Warrants upon their respective conversion of their shares Preferred Stock. The Warrant Shares comprise substantially all of the New Shares being registered on the instant registration statement (approximately 93.4%).

Magnetar

Magnetar purchased 5,000 shares of Preferred Stock in the Preferred Stock Sale on April 5, 2006 and converted all of such shares of Preferred Stock into 2,500,000 shares of common stock as described above on February 28, 2007.  In connection with the Preferred Stock Sale, the Company issued Magnetar a warrant to purchase 1,000,000 shares of common stock on April 5, 2006 as described above.  No portion of such warrant has been exercised by Magnetar.

Magnetar purchased an aggregate of 4,200,000 shares of common stock from the Trust and Jennings in the Non-Issuer Sale on July 3, 2006.

Two Conversion Warrants were issued to Magnetar on December 28, 2006: one of which is exercisable for 693,144 Warrant Shares at an exercise price of $3.05 per share and one of which is exercisable for 436,572 Warrant Shares at an exercise price of $4.00 per share.

The Brewer Entities

The Brewer entities collectively purchased 8,000 shares of Preferred Stock in the Preferred Stock Sale on April 5, 2006 and converted all of such shares of Preferred Stock into 4,000,000 shares of common stock as described above on December 29, 2006.  In connection with the Preferred Stock Sale, the Company issued the Brewer entities collectively a warrant to purchase 1,600,000 shares of common stock on April 5, 2006 as described above.  No portion of such warrant has been exercised by the Brewer entities.

The Brewer entities purchased no shares of common stock from the Trust and Jennings in the Non-Issuer Sale on July 3, 2006.

Two Conversion Warrants were collectively issued to the Brewer entities on December 28, 2006: one of which is exercisable for 503,833 Warrant Shares at an exercise price of $3.05 per share and one of which is exercisable for 251,918 Warrant Shares at an exercise price of $4.00 per share.

The number of such shares acquired by each of the Brewer entities is detailed in the following table:

Selling Shareholder	No. PIPE Shares Upon Conv. S-3 (Issued and Outstanding)	No. Shares Preferred Stock Sale Warrant	No. Shares of $3.05 Conversion Warrant	No. Shares $4.00 Conversion Warrant
Mac & Co(G)(4)	161,000	64,400	20,280	10,140
Calhoun & Co FFC City of Dearborn Policemen and Firemen Revised Retirement Systems(G)(5)	42,000	16,800	5,291	2,646
Calhoun & Co FFC City of Dearborn General Employees Retirement Systems(G)(6)	26,500	10,600	3,338	1,669
William Blair Small Cap Growth Fund(G)(7)	3,560,000	1,424,000	448,409	224,205
Booth & Co FFC Hartmarx Retirement Income Trust(G)(8)	54,000	21,600	6,802	3,401
Booth & Co FFC Rush University Medical Center Endowment Account(G)(9)	71,000	28,400	8,943	4,472
Booth & Co FFC Rush University Medical Center Pension and Retirement(G)(10)	85,500	34,200	10,770	5,385
TOTAL	4,000,000	1,600,000	503,833	251,918

Business of Buying and Selling Securities

Magnetar

Magnetar has informed the Company that it is not engaged in the business of buying or selling securities. Magnetar’s principal business activity since its inception in September 2005 has been investing solely for its own account. Neither Magnetar nor any of its affiliates is a registered broker or dealer, none of them have any ownership interest (other than in publicly traded companies) in an investment banking firm engaging in the business of buying or selling securities, and none of them have any power to control such a firm.

The Brewer Entities

William Blair & Company has informed the Company that it is registered as an investment adviser under the Investment Advisers Act of 1940.  William Blair & Company is the investment adviser for the accounts indicated in the instant Registration Statement identified as “Karl Brewer has voting and dispositive power . . .” and referred to in this letter as “the Brewer entities.”  Karl Brewer is a portfolio manager at William Blair.

William Blair & Company further stated to the Company as follows: “As an investment adviser, William Blair manages accounts on behalf of its clients, in a manner consistent with the investment objectives and policies of the client.  In the case of the shares of the Think Partnership Inc., the William Blair accounts have a small cap focus.  As an investment adviser, William Blair is not in the business of buying and selling securities or underwriting securities.  In fact, the William Blair accounts continue to hold all shares of Think Partnership Inc. that have been purchased to date.  Any decision to sell those shares will be based upon market conditions and the needs, if any, of the clients.  William Blair believes that its purchases made for its clients were for investment purposes and without a view towards distribution.”

In addition to the information above, which you specifically requested in your comment No. 1, the Company believes that you should also consider the following information, which provides further evidence that the current offering is not a disguised primary offering on behalf of the Company because none of the selling shareholders are underwriters:

Length of Holding Period

Magnetar

Magnetar stills holds 3,435,000 of the 4,200,000 shares acquired by Magnetar on July 3, 2006 in the Non-Issuer Sale. All of such shares constitute Currently Registered Shares. As discussed above, Magnetar’s holding period for federal securities law purposes for the 765,000 shares sold by Magnetar was more than 6 months, and then such shares were only sold by Magnetar to effect the requested conversion of the Preferred Stock held by Magnetar as described above.

Magnetar stills holds 1,980,939 of the 2,500,000 shares of common stock acquired by Magnetar in connection with the conversion of its Preferred Stock as described above. As discussed above, Magnetar’s holding period for federal securities law purposes for these shares is more than 18 months, and no sales of these shares were made before Magnetar’s holding period for such shares was more than 13 months. No portion of the warrant acquired in connection with the Preferred Stock Sale has been exercised, and if such warrant was exercised using the cashless exercise feature contained therein, the shares so acquired would have a holding period for federal securities law purposes of more than 18 months.

Magnetar stills holds the two Conversion Warrants acquired from the Company on December 28, 2006, and Magnetar has not exercised any portion of either of these warrants.

The respective holding periods (over 15 months for the 3,435,000 shares which constitute Currently Registered Shares; over 18 months for the 1,980,939 shares acquired in connection with the conversion of the Preferred Stock and any shares acquired upon cashless exercise of the warrant acquired in connection with the Preferred Stock Sale; and over 10 months for the two Conversion Warrants) are a substantial indication that Magnetar acquired the securities for investment purposes rather than for distribution to the public. This view is consistent with the Commission’s recent statement in Release No. 33-8813 (June 22, 2007), which announced proposals to amend Rule 144, that “holding securities for six months is a reasonable indication that an investor has assumed the economic risk of investment in [the] securities.”  Furthermore, under such proposals to amend Rule 144, all of the (i) 3,435,000 shares held by Magnetar which constitute Currently Registered Shares, (ii) 1,980,939 shares of common stock acquired in connection with the conversion of the Preferred Stock and (iii) any shares acquired upon cashless exercise of the warrant acquired in connection with the Preferred Stock Sale, in each case, would be freely tradable under Rule 144(k) if they were not covered by an effective registration statement because they all have holding periods for federal securities law purposes of more than 12 months.

It should also be noted that the Conversion Warrants held by Magnetar were out of the money when acquired and currently remain out of the money.  In any event, the Conversion Warrants do not present concerns under the Securities Act following their exercise because (1) the Conversion Warrants were not acquired by Magnetar with a view to distribution of the underlying securities to the public, and (2) the sale of the underlying securities will be accomplished through an effective registration statement, thereby providing protection to the public.

The Brewer Entities

The Brewer entities still hold all of the 4,000,000 shares of common stock acquired by the Brewer entities in connection with the conversion of its Preferred Stock as described above. The Brewer entities’ holding period for federal securities law purposes for these shares is already more than 18 months, yet absolutely no shares have been sold. No portion of the warrant acquired in connection with the Preferred Stock Sale has been exercised, and if such warrant was exercised using the cashless exercise feature contained therein, the shares so acquired would have a holding period for federal securities law purposes of more than 18 months.

The Brewer entities each still hold the two Conversion Warrants acquired from the Company on December 28, 2006, and none of the Brewer entities have exercised any portion of either of these warrants.

The respective holding periods (over 18 months for the 4,000,000 shares acquired in connection with the conversion of the Preferred Stock and any shares acquired upon cashless exercise of the warrant acquired in connection with the Preferred Stock Sale; and over 10 months for the two Conversion Warrants) are a substantial indication that the Brewer entities acquired the securities for investment purposes rather than for distribution to the public. This view is consistent with the Commission’s recent statement in Release No. 33-8813 (June 22, 2007), referred to above.  Furthermore, under such proposals to amend Rule 144, all of the (i) 4,000,000 shares of common stock acquired in connection with the conversion of the Preferred Stock and (ii) any shares acquired upon cashless exercise of the warrant acquired in connection with the Preferred Stock Sale, in each case, would be freely tradable under Rule 144(k) if they were not covered by an effective registration statement because they all have holding periods for federal securities law purposes of more than 12 months.

It should also be noted that the Conversion Warrants held by the Brewer entities were out of the money when acquired and currently remain out of the money.  In any event, the Conversion Warrants do not present concerns under the Securities Act following their exercise because (1) the Conversion Warrants were not acquired by the Brewer entities with a view to distribution of the underlying securities to the public, and (2) the sale of the underlying securities will be accomplished through an effective registration statement, thereby providing protection to the public.

Relationship to the Issuer.

Neither Magnetar nor the Brewer entities have any relationship to the Company other than that of passive investor, a fact that strongly supports the view that neither is seeking to sell its securities for the purpose of benefiting the Company. Factors consistent with the notion that Magnetar and the Brewer entities are passive investors are that neither has any power to control the Company nor any representation on the board of directors, and each of their respective Section 13(d) beneficial ownership is less than 10%.

Amount of Shares Involved

The 1,039,716 and 755,751 Warrants Shares being included in the instant registration statement for Magnetar and the Brewer entities, respectively (which are the only shares held by Magnetar and the Brewer entities that are not currently registered on an effective registration statement) only comprise approximately 1.5% and 1.1%, respectively, of the total number of Company shares outstanding. This fact, when coupled with the fact that no special selling efforts will be used in connection with the resales, suggest that the resales will not constitute a distribution, with the result that an essential factor necessary to find an underwriter would be lacking.

Selling Shareholders, page 4

2.

The Company has revised the disclosure as requested or comments as indicated below in italics:

•

As requested previously, please disclose in the footnotes to the selling stockholders table the number of shares included in each selling shareholder's beneficial ownership amount that are outstanding and the amount that the selling shareholder has the right to acquire (i.e., the number of shares issuable upon exercise of warrants and options, etc.)  The Company believes that it has adequately and accurately disclosed the number of shares that are outstanding and the number of shares that are contingent upon the exercise of warrants and options. The Company respectfully requests that the Staff identify any specific shortcomings in this regard.

•

As requested previously, please avoid disclosure in terms of shares that are being "excluded." In this regard, it is not necessary to disclose the number of shares that are not being offered. Instead, simply provide disclosure about the nature and number of the shares that are being offered (e.g., the number of shares being offered that are outstanding, issuable upon exercise of warrants, etc.). Any reference to shares excluded occurs in only six footnotes.  Footnotes 18, 19, 21 and 31 were revised as requested.  In Footnotes 2 and 3, shares are excluded from the totals for “Ownership prior to offering” and “Ownership after offering” because the so-called Blocker prevents Magnetar from beneficially owning more than the number of shares indicated, thereby preventing Magnetar from exercising the specified warrants to the extent indicated.  The number of shares which would be beneficially owned but for the Blocker is disclosed.  The Company believes that including the excluded shares in the selling stockholders table would inflate the share ownership to greater than any amount which Magnetar can legally beneficially own and acquire based on ownership as of the date of the instant registration statement.  Similar language was approved by the Staff prior to the effectiveness of the SB-2 after lengthy consideration. We respectfully request that the Staff approve Footnotes 2 and 3 as currently drafted, with the additional language noted below.

•

Please continue to review your footnote disclosure to ensure that the numbers are consistent and/or add up. For example, you state that the shares beneficially held by Calhoun & Co FFC City of Dearborn Policemen and Firemen Revised Retirement Systems ("Calhoun Policemen and Firemen") amount to 63,000 and that you are offering 9,922 under the instant Registration Statement (333-143299), to leave 53,078 shares remaining after the present offering. However, you disclose in footnote 5 that Calhoun Policemen and Firemen are offering 63,000 shares pursuant to Registration Statement 333-134823. As a result, we do not understand how Calhoun Policemen and Firemen beneficially owns only 63,000 shares.  A spreadsheet error was discovered which altered the shares beneficially held for 7 selling shareholders.  The footnote disclosure was corrected on Amendment No. 2.

•

Please clarify in footnotes 2 and 3 to the selling shareholder table that you have not included shares underlying particular warrants in Magnetar Capital Master Fund's beneficial ownership amounts due to the beneficial ownership limitations contained in the warrant agreements (i.e., what you refer to as blocker provisions). Clarify that these beneficial ownership limitations do not prevent Magnetar from ultimately exercising and selling the full amount issuable upon exercise of the warrants. In this regard, state that, even though Magnetar may not receive more than 4.90% or 4.99% of the then-outstanding common stock, this restriction does not prevent Magnetar from selling some of its holdings and then receiving additional shares. In this way, Magnetar could sell more than these limits while never holding more than those limits. In addition, disclose that Magnetar is currently offering all 9,019,573 shares that it beneficially owns and could obtain upon exercise of warrants through the offer of 5,499,645 shares on this registration statement and the concurrent offer of 3,519,928 shares on a prior registration statement on Form S-3 (file number 333-134823). The following additional language will be edited into the footnotes:  Even though Magnetar Master Fund is unable to currently exercise its warrants due to the Blocker, the Blocker does not prohibit Magnetar Master Fund from selling all or a portion of its Common Stock holdings such that its Common Stock holdings would be less than the Blocker threshold and then exercising such warrants for additional shares, subject still to the Blocker.  Magnetar Master Fund could then sell those shares so acquired upon exercise of such warrants.  All of the shares which Magnetar Financial LLC beneficially owns (other than 9,139 shares which were acquired in open market transactions) and could acquire upon exercise of such warrants (if the Blockers are disregarded) are currently being, or have been, registered for sale.  Of the 7,455,655 shares that Magnetar Financial LLC currently beneficially owns (excluding the 9,139 shares which were acquired in open market transactions) and could acquire upon the exercise of its warrants (if the Blockers are disregarded), 3,435,000 remaining shares of the 4,200,000 registered shares of Common Stock are offered under a registration statement on Form SB-2, registration no. 333-121761 effective on July 24, 2006 and being reregistered on the instant registration statement; 3,750,000 shares of Common Stock are offered under a registration statement on Form S-3, registration no. 333-134823 effective on August 1, 2006; and 1,299,645 shares of Common Stock are being newly offered under the instant registration statement. This total of 8,484,645 shares of Common Stock being offered on all registrations is in excess of the 7,455,655 shares beneficially owned by Magnetar Financial LLC (excluding the 9,139 shares which were acquired in open market transactions) as of the date of the filing of the instant registration and which Magnetar Financial LLC could acquire upon exercise of such warrants (if the Blockers are disregarded) because the Company agreed to register 125% of the shares underlying such warrants and some of the previously registered shares have been sold.

•

Please explain why, in footnotes 18, 19 and 21, you refer to options awarded to Messrs. Brown, Geras and Mellon on dates in 2007 that have not occurred yet.  The typo 2007 will be corrected to 2006, noting that the options do not begin to vest until 2007

•

In your response to prior comment 5, you state that Jody Brown is carrying forward 41,431 shares from registration statement number 333-121761 and Patrick Walsh is carrying forward 225,000 shares from registration statement number 333-121761. We are unable to locate Ms. Brown in the selling shareholder table of registration statement number 333-121761 at the time of effectiveness. We also note that Mr. Walsh was disclosed as offering 200,000 shares in registration statement number 333-121761. Please explain these apparent discrepancies.  Mr. Brown’s shares represent new shares being registered.  Of Mr. Walsh’s 225,000, 200,000 shares are carried forward while 25,000 shares are registered under the Company’s registration statement on Form S-8, number 333-137666, effective September 29, 2006. These corrections were made on Amendment No. 2.

Please revise the table and footnote disclosure to reconcile these and other similar discrepancies.  The table and footnote disclosure has been revised as indicated.

3.

Please fix the formatting error for the footnotes currently contained on page 8, as the single column does not allow a reader to differentiate between individual entries.  This formatting error was corrected by the Company’s EDGAR printer.

Exhibits

4.

We note that you furnished on EDGAR a blacklined version of exhibit 10.1, "Conversion of Series A Convertible Preferred Stock." Please explain why you provided a blacklined version and what the blacklined information represents (e.g., that the agreement was amended, etc.).  Exhibit 10.1 was renamed to exhibit 4.9. The Company has examined exhibit 4.9 and does not see a blacklined version.  The Company provided the form of each version of the letter agreements, with merge codes indicating the information that would be present in the indicated position.  The Index to Exhibits identifies exhibit 4.9 as a “Form of letter agreement.”  Also included was a summary chart that provides the merge information for all recipients of exhibit 4.9.

5.

We reissue comment six from our letter of June 21, 2007. Please file or incorporate by reference as exhibits the material agreements between the company and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transactions behind the shares being registered. If you choose to file an agreement as an exhibit through incorporation by reference, the appropriate method to do so is to list the agreement in the exhibit index and disclose from what document you are incorporating the exhibit by reference. Additionally, we note that Exhibits A and B to the Letter Agreements are not filed. Please file the entire agreement.  The Company has revisited the exhibits and made additions as indicated on Amendment No. 2.

We believe that this response addresses in more detail the matters raised in the comment letter dated July 12, 2007 and in subsequent conversations with the Staff.  A marked copy of the Pre-Effective Amendment No. 2 was previously sent to you.

Due to changes and corrections to the registration statement, the total number of shares being registered has changed along with the number of new shares being registered.  The net change in the registration fee is a small credit due to the Company.

Thank you for your attention to the matters contained in this letter.  If you have any additional questions or comments, please do not hesitate to contact me.

Sincerely,

/s/ VAUGHN W. DUFF
Vaughn W. Duff
General Counsel